UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) September 25, 2008

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202

(Address of Principal Executive Offices)

(904) 354-2482

(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On September 25, 2008, the registrant issued a press release disclosing investments in certain financial institutions as of that date.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Press Release dated September 25, 2008 (furnished pursuant to Item 7.01)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 25, 2008

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
John R. Byers
President and Chief Executive Officer


FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K


Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Press Release dated September 25, 2008 (furnished pursuant to Item 7.01)

Exhibit 99.1

FPIC Insurance Group, Inc.
DISCLOSES CERTAIN INVESTMENTS IN FINANCIAL SERVICE COMPANIES

JACKSONVILLE, Fla. (Business Wire) – September 25, 2008 – FPIC Insurance Group, Inc. (NASDAQ: FPIC) (together with its consolidated subsidiaries, the "Company") today released information regarding certain investments in financial service companies (listed below) reportedly experiencing credit-related issues.

Selected Investment Holdings as of September 25, 2008 based on amortized cost data as of June 30, 2008:

- Lehman Brothers - $2.5 million senior debt; $1.1 million subordinated debt; $0.5 million preferred stock

- American General (AIG subsidiary) - $2.1 million senior debt

- Federal National Mortgage Association - $0.3 million preferred stock

- Washington Mutual - $2.1 million senior debt

- Morgan Stanley - $2.5 million senior debt

As of June 30, 2008, the Company had a total of $755.7 million in cash and investments and its well-diversified investment portfolio had an average Moody's credit quality of Aa2 (High Quality). The Company will continue to monitor developments in the financial markets and will further evaluate any potential impairment of its investment holdings as of its third quarter ending September 30, 2008.

Corporate Profile
FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information
FPIC Insurance Group, Inc.
Charles Divita, Chief Financial Officer
904-360-3611
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs, FPIC is on the Internet
at **www.fpic.com** or e-mail us at **ir@fpic.com.**